Exhibit 99.1

Nano Labs Launches Next-Generation V2 Series Home Mining Equipment, Ushering in a New Era of Easy Crypto Mining

HONG KONG, Jan. 23, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) ("we," the "Company," or "Nano Labs"), a leading fabless integrated circuit design company and product solution provider in China, today proudly announced the launch of its next-generation V2 Series home mining equipment. The V2 Series includes two models, i.e., V2H and V2X, showcasing the Company’s commitment to advancing the crypto mining industry and driving the adoption of cutting-edge crypto infrastructure.

Redefining Home Mining

Designed specifically for home environments, the V2 Series offers enhanced computational performance and energy efficiency, providing users with a seamless and convenient mining experience. The V2H model boasts a hash rate of 3400±10% Megahashes per second (MH/s) with a power consumption of 475±10% Watts (W), while the V2X delivers a hash rate of 1200±10% MH/s with an ultra-low power consumption of just 165±10% W. This makes the V2 series an eco-friendly and practical solution for home users.

Technological Sophistication for Multi-Scenario Usability

The V2 Series is designed with technological sophistication and multi-scenario usability in mind. Equipped with a smart display, users can easily monitor real-time operational status and key parameters, enhancing user interaction and convenience. Additionally, the optimized silent cooling system ensures low noise levels, making the V2 Series ideal for home use even during extended operation periods.

A Sustainable Approach

Prioritizing environmental sustainability into its design, the V2 Series employs a modular structure that enhances maintainability and scalability, significantly extending product lifespan and reducing electronic waste. These features align with the Company’s mission to provide sustainable and future-ready mining solutions.

Building on a Legacy of Innovation

Since introducing the iPollo G1 home miner in 2020, Nano Labs has continually refined its product offerings, including the Cuckoo Series, Darksteel Series, iPollo V1 Series, and now the iPollo V2 Series. With advancements in hash rate and energy efficiency, particularly in the V2 Series, Nano Labs has significantly reduced power consumption while boosting performance. These innovations empower households to participate in the blockchain ecosystem and capitalize on the digital economy's opportunities.

Dr. Jianping Kong, Chairman and CEO of Nano Labs, commented, “With cryptocurrency becoming a key area of focus and opportunity for the future, we see great potential in home mining environments, which we believe could become a significant trend in the coming years. The launch of the V2 Series reflects our strategic vision and commitment to innovation. By pioneering home mining equipment, we aim to deliver long-term value and substantial returns for our shareholders.”

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit ("IC") design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing ("HTC") chips, high performance computing ("HPC") chips, distributed computing and storage solutions, smart network interface cards ("NICs") vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit ("FPU") architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab's Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company's website at: https://ir.nano.cn/.

* According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's plan to appeal the Staff's determination, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com